Exhibit (11)(b)

2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

September 25, 2026

MSD Investment Corp.

550 Madison Ave, 20th Floor

New York, New York 10022

Re: MSD Investment Corp. 6.125% Notes due 2031

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to MSD Investment Corp., a Maryland corporation (the “Company”), in connection with the Company’s offer (the “Exchange Offer”) to exchange $400,000,000 aggregate principal amount of its outstanding 6.125% Notes due 2031 (“Existing Notes”) for $400,000,000 aggregate principal amount of its new 6.125% Notes due 2031 (the “Exchange Notes”) pursuant to the Registration Statement on Form N-14 (File No. 333-298725), initially filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on August 27, 2026 (as amended, the “Registration Statement”). The Registration Statement provides that the Existing Notes may be exchanged for the Exchange Notes on the terms set forth in the final prospectus included in the Registration Statement at the time it becomes effective (the “Prospectus”).

The Restricted Notes were issued, and the Exchange Notes are to be issued, pursuant to the provisions of the Indenture dated April 2, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee (together with any successors or assigns, the “Trustee”) (the “Base Indenture”), as supplemented by the second supplemental indenture, dated December 5, 2025 (the “Second Supplemental Indenture”), between the Company and the Trustee.

As such counsel, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the Registration Statement, (ii) the Base Indenture, as supplemented by the Second Supplemental Indenture (the “Indenture”), (iii) the specimen forms of the Exchange Notes and (iv) such corporate records of the Company, certificates of public officials, officers of the Company and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions hereinafter expressed.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all such documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto, and the due authorization, execution and delivery of all documents by the parties thereto. As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company, public officials and others.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principals of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought and (iii) public policy considerations that may limit the rights of parties to obtain certain remedies.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that the Exchange Notes, when duly authorized, executed and delivered by the Company in exchange for the Existing Notes and authenticated by the Trustee, each case in accordance with the terms of the applicable provisions of the Indenture and the Exchange Offer, will be validly issued and binding obligations of the Company, enforceable against the Company in accordance with the applicable terms thereof and will be entitled to the benefits of the Indenture, as applicable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement and the Prospectus. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. None of the opinions or other advice contained in this letter considers or covers the laws of any other jurisdiction, including any foreign or state securities (or “blue sky”) laws or regulations or the effect of any such non-covered laws on the opinions stated herein.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion speaks only as of the date hereof and we assume no obligation to revise or supplement this opinion.

We have also assumed that the execution and delivery of the Indenture and the Exchange Notes, the previous execution and delivery of the Restricted Notes, and the performance by the Company of its obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Company is bound.

Very truly yours,

/s/ Kirkland & Ellis LLP